SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of  December 2006

Commission File Number : 1-14118

WAIVER

        QUEBECOR WORLD INC.

(Translation of Registrant's Name into English)

612 Saint-Jacques Street, Montreal, Quebec H3C 4M8

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

                Form 20-F                                         Form 40-F     X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1): _____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Fork 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7): _____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                 Yes                                        No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________________.

BY TELECOPIER

(416) 842-4023

November 30, 2006

ROYAL BANK OF CANADA
as Administrative Agent
200 Bay Street
South Tower, Royal Bank Plaza
12th Floor
Toronto, Ontario M5J 2W7

Attention: Manager, Agency Services Group
Telecopier: (416) 842-4023

Dear Sir/Madam:

RE:      Request for Waiver with respect to the Amended and Restated Credit Agreement dated as of December 15, 2005, as amended, with Quebecor World Inc. and Quebecor World (USA) Inc., as Borrowers

The undersigned, Quebecor World Inc. ("QWI") and Quebecor World (USA) Inc. ("QWUSA"), refer to the amended and restated credit agreement dated as of December 15, 2005, as amended pursuant to a first amending agreement dated as of August 28, 2006 (as so amended and as same may be further amended, restated, supplemented, replaced or otherwise modified from time to time, the "Credit Agreement") among QWI and QWUSA, as Borrowers, the financial institutions named on the signature pages thereto, as Lenders, Royal Bank of Canada, as Administrative Agent, and to which Quebecor Printing Holding Company intervened.

The capitalized terms used but not otherwise defined herein shall have the same meanings herein as ascribed thereto in the Credit Agreement.

We hereby request that, on our behalf, Royal Bank of Canada, in its capacity as Administrative Agent under the Credit Agreement, solicit a waiver from the Lenders with respect to the compliance by QWI with the financial covenant set forth in Section 12.2.10(c) of the Credit Agreement for any period of four consecutive fiscal quarters of QWI from the fiscal quarter ending on December 31, 2006 up to and including the fiscal quarter ending on June 30, 2007 (any such period being referred to herein as a "Waiver Period"). The foregoing waiver would be conditional upon QWI not allowing or suffering QWI's Debt to EBITDA Ratio to exceed 4.50:1.00 during any Waiver Period.

If approved by the Majority Lenders, the above waiver request would be accompanied by an amendment to Applicable Margin, Acceptance Rate, Commitment Fee Rate and Issuance Fee matrix contained in Section 4.4 as follows:

[Intentionally omitted.]

We would appreciate receiving the waiver and amendment contemplated herein no later than December 8th, 2006.

We thank you in advance for your cooperation and assistance.

Yours very truly,

QUEBECOR WORLD INC.
QUEBECOR WORLD (USA) INC.

(Signed) JEREMY ROBERTS	(Signed) JACQUES MALLETTE
Jeremy Roberts Senior Vice-President, Corporate Finance and Treasurer	Jacques Mallette Executive Vice President and Chief Financial Officer

c.c. Caroline Boutin (Stikeman Elliott LLP)
George Maughan (Ogilvy Renault LLP)

RBC Capital Markets

Royal Bank of Canada
P.O. Box 50
Royal Bank Plaza
Toronto, Ontario M5J 2W7
Telephone: (416) 842-2000

Patty Blue
Manager
Agency Services Group
Tel: 416-842-3967 Fax: 416-842-4023
patty.blue@rbccm.com

December 8, 2006

Attention: Jeremy Roberts, Vice President, Corporate Finance and Treasurer

Re: Quebecor World - Amended and Restated Credit Agreement dated as of December 15, 2005, as amended

We refer to the Amended and Restated Credit Agreement dated as of December 15, 2005, as amended, among Quebecor World Inc. and Quebecor World (USA) Inc., as Borrowers, the financial institutions named on the signature pages thereof, as Lenders, Royal Bank of Canada, as Administrative Agent, and the Arrangers (as in effect on the date hereof, the "Amended and Restated Credit Agreement").

Further to you letter dated November 30, 2006, the Administrative Agent have received the Majority Lenders' (as defined in the Amended and Restated Credit Agreement) consent with regards to your requests as follows:

2) Consent to an amendment request with respect to Applicable Margin and Fee Rate matrix contained in Section 4.4 as per your letter.

Yours truly,
Royal Bank of Canada
As Administrative Agent

[signature]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QUEBECOR WORLD INC.

By: /s/ Marie-É. Chlumecky

Name:   Marie-É. Chlumecky
Title:     Assistant Corporate Secretary

Date: December 15, 2006